February 20, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 77k of Form N-SAR dated February 25, 2015, of CBRE Clarion Global Real Estate Income Fund and are in agreement with the statements in Item 77k paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/Ernst & Young LLP